China Digital TV Announces Unaudited Fourth Quarter and Full Year 2011 Results

BEIJING, China, February 29, 2012 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Highlights for the Fourth Quarter 2011

•	Net revenues in the fourth quarter of 2011 were US$29.2 million, representing an 11.2% decrease from the same period in 2010 and a 12.7% increase from the third quarter of 2011. The year-over-year decrease was primarily due to a spike in smart card demand in the fourth quarter of 2010 caused by the year-end deadline for provincial cable network consolidation.

•	China Digital TV shipped approximately 5.38 million smart cards in the fourth quarter of 2011, compared to 6.10 million in the same period in 2010 and 4.66 million in the third quarter of 2011.

•	Gross margin in the fourth quarter of 2011 was 81.1%, compared to 80.8% in the same period in 2010 and 80.5% in the third quarter of 2011.

•	Diluted earnings per American depositary share, or ADS (one ADS representing one ordinary share), in the fourth quarter of 2011 were US$0.19, compared to US$0.15 in the same period in 2010.

Highlights for Full Year 2011

•	Net revenues in 2011 were US$99.1 million, representing a 13.7% increase from 2010.

•	China Digital TV shipped approximately 18.31 million smart cards in 2011, compared to 16.23 million smart cards in 2010.

•	Gross margin was 80.7% in 2011, compared to 79.1% in 2010.

•	Diluted earnings per ADS in 2011 were US$0.69 compared to US$0.57 in 2010.

“I’m proud to report that we delivered solid financial results in the fourth quarter of 2011, driven by continued momentum in smart card demand. The strong demand was a result of the ongoing cable network consolidation as well as cable operators investing in digitalization projects,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “In 2011, strong execution allowed us to solidify our market share and achieve a 12.8% annual growth in smart card shipment volume and a 13.7% annual increase in net revenues, surpassing outstanding results in 2010.”

Mr. Zhu continued, “Cable operators continued to invest in diversified pay-TV services in 2011, in light of the further progress in cable network consolidation and a higher degree of digital penetration. However, commercialization of those value added services were in the early stages and the pace of market adoption remains to be seen in 2012. Given the mixed market sentiment, we expect shipment of smart cards in 2012 to be in line with 2011 levels. Going forward, in addition to developing our core CA business, we plan to continue carrying out research and development of next generation products and service solutions, as well as expanding our business overseas.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “Throughout 2011, China Digital TV focused on expanding our revenue potential through investments in research and development for value-added services. Meanwhile, we are committed to creating value for our shareholders by managing operating expenses and continuously enhancing operational efficiency.”

Fourth Quarter 2011 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the fourth quarter of 2011, China Digital TV generated net revenues of US$29.2 million, a decrease of 11.2% from the fourth quarter of 2010 and an increase of 12.7% from the third quarter of 2011. The year-over-year decrease in net revenues was primarily due to a spike in smart card demand in the fourth quarter of 2010 caused by the year-end deadline for provincial cable network consolidation. The quarter-over-quarter increase in net revenues was principally due to an increase in revenues from smart card sales.

In the fourth quarter of 2011, revenues from the Company’s top five customers accounted for 25.8% of total revenues, compared to 29.7% in the third quarter of 2011.

Revenue Breakdown

	For the three months ended			For the twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2011	2010	2011	2010
	(in U.S. dollars, in thousands)
Products
Smart cards	$26,795	$23,327	$31,233	$91,960	$82,154
Set-top boxes and others	1,240	1,557	70	3,202	364
Subtotal	28,035	24,884	31,303	95,162	82,518
Services
Head-end system integration	843	628	859	2,562	2,398
Head-end system development	191	214	165	736	596
Licensing income	243	331	402	1,328	1,564
Royalty income	275	181	400	742	663
Other services	4	3	1	10	4
Subtotal	1,556	1,357	1,827	5,378	5,225
Total revenues	$29,591	$26,241	$33,130	$100,540	$87,743

Revenues from smart cards and other products were US$28.0 million in the fourth quarter of 2011, a decrease of 10.4% from the same period in 2010 and an increase of 12.7% from the third quarter of 2011. Sales of smart cards and other products accounted for 94.7% of total revenues in the fourth quarter of 2011, compared to 94.8% in the third quarter of 2011. The year-over-year decrease was primarily due to a decrease in the shipment volume of smart cards. The quarter-over-quarter increase was mainly due to increases in the shipment volume of smart cards.

Revenues from services were US$1.6 million in the fourth quarter of 2011, a decrease of 14.8% from the same period in 2010 and an increase of 14.7% from the third quarter of 2011. Service revenues accounted for 5.3% of total revenues in the fourth quarter of 2011. The year-over-year decrease was primarily due to a decline in licensing and royalty income. The quarter-over-quarter increase was largely due to an increase in revenues from head-end system integration.

Gross profit in the fourth quarter of 2011 was US$23.6 million, a decrease of 10.9% from the same period in 2010 and an increase of 13.4% from the third quarter of 2011. Gross margin, which is equal to gross profit divided by net revenues, was 81.1% in the fourth quarter of 2011, compared to 80.8% in the same period in 2010 and 80.5% in the third quarter of 2011. The year-over-year and the quarter-over-quarter increases in gross margin were principally due to a decrease in the unit cost of smart cards.

In the fourth quarter of 2011, the average selling price (the “ASP”) of smart cards decreased by 1.0% compared to the third quarter of 2011. In addition, the unit cost of smart cards decreased by 5.0% compared to the third quarter of 2011.

Operating expenses in the fourth quarter of 2011 were US$10.9 million, an increase of 47.9% from the same period in 2010 and an increase of 13.4% from the third quarter of 2011.

•     Research and development expenses for the fourth quarter of 2011 were US$3.6 million, an increase of 23.1% from the same period in 2010 and a decrease of 7.4% from the third quarter of 2011. The year-over-year increase was primarily due to an increase in share-based compensation relating to options granted to employees in 2011, as well as increases in the number of research and development staff and project development expenses. The quarter-over-quarter decrease was primarily due to a decrease in project development expenses.

•     Selling and marketing expenses for the fourth quarter of 2011 were US$4.2 million, an increase of 64.7% from the same period in 2010 and an increase of 42.5% from the third quarter of 2011. The year-over-year increase was mainly attributable to higher marketing expenditures and the increased headcount of sales and marketing staff. The quarter-over-quarter increase was primarily due to the increases in performance-based annual bonus compensation and marketing expenditures.

•     General and administrative expenses for the fourth quarter were US$3.0 million, an increase of 64.3% from the same period in 2010 and an increase of 11.6% from the third quarter of 2011. The year-over-year increase was mainly due to an increase in share-based compensation expenses relating to options granted to employees in 2011. The quarter-over-quarter increase was primarily due to a substantial increase in performance-based annual bonus compensation.

Income from operations in the fourth quarter of 2011 was US$12.8 million, a 33.5% decrease from the same period in 2010 and a 13.4% increase from the third quarter of 2011.

Operating margin, defined as income from operations divided by net revenues, in the fourth quarter of 2011 was 43.7%, compared to 58.4% in the same period in 2010 and 43.4% in the third quarter of 2011.

Interest income in the fourth quarter of 2011 was US$2.1 million, a 66.8% increase from the same period in 2010 and a 23.0% increase from the third quarter of 2011.

Loss from forward contracts in the fourth quarter of 2011 was US$0.4 million, compared to a gain of US$0.2 million from forward contracts in the third quarter of 2011. To facilitate the cash payment of dividends that the Company declared in November 2010, the Company entered into foreign currency forward contracts in April and May 2011. Those forward contracts met the definition of derivatives and were measured at fair value. The quarter-over-quarter change in gain/loss from forward contracts was due to the change in the forward rate for RMB against the U.S. dollar from each period end to the expiration dates of the forward contracts.

Income tax expenses in the fourth quarter of 2011 were US$3.1 million, a decrease of 54.4% from the same period in 2010 and an increase of 21.3% from the third quarter of 2011. The year-over-year decrease was mainly due to withholding tax imposed by the PRC tax authority arising due to our PRC subsidiary repatriating cash offshore for the special cash dividend declared in November 2010. The quarter-over-quarter increase was largely due to an increase in taxable income.

Net loss attributable to noncontrolling interest in the fourth quarter of 2011 was US$0.2 million, a decrease of 39.9% from the third quarter of 2011. The quarter-over-quarter decrease was largely due to a decrease in net loss of the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd., in the fourth quarter of 2011 was US$11.5 million, an increase of 30.7% from the same period in 2010 and an increase of 11.8% from the third quarter of 2011.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income excluding certain one-time or non-cash expenses, such as cost method investment impairment, share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments and withholding tax expenses, in the fourth quarter of 2011 was US$13.6 million, a decrease of 30.5% from the same period in 2010 and an increase of 11.8% from the third quarter of 2011. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of December 31, 2011, China Digital TV had cash and cash equivalents and restricted cash totaling US$257.2 million. In the fourth quarter of 2011, cash flow generated from operations was approximately US$29.5 million.

Full Year 2011 Results

Net revenues in 2011 were US$99.1 million, a 13.7% increase from US$87.1 million in 2010 primarily due to a significant increase in smart card sales.

Revenues from smart cards and related products in 2011 were US$95.2 million, an increase of 15.3% from 2010, mainly due to the significant increase in the shipment volume of smart cards and other related products, such as integrated chips and surface mounted device chipsets. In 2011, revenues from the Company’s top five customers accounted for 25.9% of total revenues, compared to 23.5% in 2010.

Revenues from services were US$5.4 million in 2011, an increase of 2.9% from 2010, primarily due to increases in revenues from head-end system integration and head-end system development. Revenues from services represented 5.3% of total revenues in 2011.

Gross profit was US$80.0 million in 2011, an increase of 16.0% from US$68.9 million in 2010. Gross margin was 80.7% in 2011, compared to 79.1% in 2010. The increase in gross margin was primarily due to an increase in smart cards sales and a decrease in the unit cost of smart cards.

In 2011, the ASP of smart cards decreased by 1.0% compared to 2010. In addition, the unit cost of smart cards decreased by 10.0% compared to 2010.

Operating expenses in 2011 were US$35.2 million, an increase of 39.2% from US$25.3 million in 2010.

•	Research and development expenses in 2011 increased by 26.0% to US$13.1 million from US$10.4 million in 2010, mainly due to increases in the average salary of research and development staff and share-based compensation expenses relating to options granted to employees in 2011.

•	Sales and marketing expenses in 2011 increased by 45.5% to US$12.4 million from US$8.5 million in 2010. The increase was primarily due to increases in marketing expenditures and average compensation of sales and marketing staff.

•	General and administrative expenses in 2011 increased by 52.2% to US$9.7 million from US$6.4 million in 2010. The increase was primarily due to an increase in share-based compensation expenses relating to options granted to employees in 2011.

Income from operations in 2011 was US$44.7 million, an increase of 2.6% from 2010.

Operating margin, defined as income from operations divided by net revenues, was 45.1% in 2011, compared to 50.1% in 2010.

Net income attributable to China Digital TV Holding Co., Ltd. in 2011 was US$41.0 million, an increase of 22.7% from US$33.4 million in 2010.

Postponement in Dividend Payment

Due to a delay in the regulatory approval process by the foreign exchange authority in China for the repatriation of U.S. dollars, the Company has not paid out the special cash dividend to its shareholders, which was initially scheduled to be made on or around December 30, 2011. The Company currently expects to be able to make this dividend at the end of March or the beginning of April.

U.S. Federal Income Taxation

Based on the Company’s analysis of the value of the Company’s assets as of December 31, 2011, the Company was classified as a passive foreign investment company (“PFIC”) during 2011 for U.S. federal income tax purposes. Additionally, based on an analysis of the value of the Company’s assets as of December 31, 2009 and December 31, 2010, the Company was a PFIC during the taxable years 2009 and 2010 for U.S. federal income tax purposes. The Company has substantial passive assets in the form of cash and cash equivalents, among others, and can provide no assurance that the Company will not continue to be classified as a PFIC for the taxable year 2012 or future taxable years, as PFIC status is tested each year and depends on the Company’s assets and income in such year. U.S. holders of the Company’s ADSs during any year in which the Company was treated as a PFIC will be subject to special rules. Further details about the PFIC rules are available in the Company’s annual reports on Form 20-F for the fiscal years ended December 31, 2009 and 2010. U.S. holders of the Company’s ADSs should generally be able to make a mark-to-market election under the PFIC rules. U.S. holders of Company’s ADSs are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances, including the consequences of making a mark-to-market election.

Business Outlook

Based on information available as of February 29, 2012, China Digital TV expects smart card shipments for the first quarter of 2012 to be in the range of 3.5 million and 3.7 million. Net revenues for the first quarter of 2012 are expected to be in the range of US$18.3 million and US$20.1 million.

Conference Call Information

The Company will hold an earnings conference call at 7:00 p.m. on Wednesday, February 29, 2012, U.S. Eastern Time (8:00 a.m. on Thursday, March 1, 2012, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 10:00 p.m. on February 29, 2011 and 11:59 p.m. on March 7, 2011, U.S. Eastern Time.

Replay Information

United States:	+1-718-354-1232
International:	+61-2-8235-5000

Passcode:	51393770

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2012 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 x9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital @brunswickgroup.com

 China Digital TV Holding Co., Ltd.

 Unaudited Condensed Consolidated Statements of Operations

 ( in U.S. dollars in thousands, except share data )

	For the three months ended
	December 31,	September 30,	December 31,
	2011	2011	2010
Revenues:
Products	$28,035	$24,884	$31,303
Services	1,556	1,357	1,827
Total revenues	29,591	26,241	33,130
Business taxes	(417)	(354)	(287)
Net revenues	29,174	25,887	32,843

Cost of revenues:
Products	(4,557)	(4,227)	(5,214)
Services	(970)	(811)	(1,094)
Total cost of revenues	(5,527)	(5,038)	(6,308)
Gross Profit	23,647	20,849	26,535

Operating expenses:
Research and development expenses	(3,630)	(3,919)	(2,949)
Selling and marketing expenses	(4,230)	(2,968)	(2,568)
General and administrative expenses	(3,031)	(2,717)	(1,845)
Total operating expenses	(10,891)	(9,604)	(7,362)

Income from operations	12,756	11,245	19,173

Interest income	2,120	1,723	1,271
Interest expense	(545)	(544)	-
Gain/(loss) from forward contract	(413)	242	-
Cost method investment impairment	-	-	(5,000)
Other income/(expense)	660	(28)	64
Income before income tax	14,578	12,638	15,508
Income tax benefits / (expenses)
Income tax-current	(3,393)	(2,778)	(6,929)
Income tax-deferred	335	258	227
Net income before net loss from equity method investments	11,520	10,118	8,806
Net loss from equity method investments	(285)	(250)	(44)
Net income	11,235	9,868	8,762
Net loss attributable to noncontrolling interest	230	383	10
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$11,465	$10,251	$8,772

Net income per share:
Basic	$0.19	$0.17	$0.15
Diluted	$0.19	$0.17	$0.15

Weighted average shares used in computation:
Basic	58,977,669	58,966,799	58,523,664
Diluted	59,087,442	59,088,020	58,792,695

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	For the twelve months ended
	December 31,	December 31,
	2011	2010
Revenues:
Products	$95,162	$82,518
Services	5,378	5,225
Total revenues	100,540	87,743
Business taxes	(1,445)	(620)
Net revenues	99,095	87,123

Cost of revenues:
Products	(16,100)	(15,148)
Services	(3,027)	(3,040)
Total cost of revenues	(19,127)	(18,188)
Gross Profit	79,968	68,935

Operating expenses:
Research and development expense	(13,140)	(10,432)
Selling and marketing expenses	(12,377)	(8,504)
General and administrative expenses	(9,723)	(6,389)
Total operating expenses	(35,240)	(25,325)

Income from operations	44,728	43,610

Interest income	6,810	5,294
Interest expense	(1,452)	-
Gain from forward contract	404	-
Cost method investment impairment	-	(5,000)
Other income/(expense)	594	(92)
Income before income tax	51,084	43,812
Income tax benefits / (expenses)
Income tax-current	(10,344)	(10,714)
Income tax-deferred	582	464
Net income before net loss from equity method investments	41,322	33,562
Net loss from equity method investments	(1,052)	(151)
Net income	40,270	33,411
Net loss attributable to noncontrolling interest	730	10
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$41,000	$33,421

Net income per share:
Basic	$0.70	$0.57
Diluted	$0.69	$0.57

Weighted average shares used in computation:
Basic	58,934,912	58,313,467
Diluted	59,075,466	58,779,027

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	December 31,	December 31,
ASSETS	2011	2010
Current assets:
Cash and cash equivalents	$201,557	$148,944
Restricted cash	55,679	16
Bank deposits maturing over three months	-	41,667
Short-term investment	-	26,984
Notes receivable	9,168	2,387
Accounts receivable, net	31,030	24,214
Inventories	3,918	3,001
Prepaid expenses and other current assets	6,768	12,063
Deferred costs-current	524	323
Deferred income taxes - current	1,352	941
Total current assets	309,996	260,540
Property and equipment, net	1,751	2,329
Intangible assets, net	450	675
Goodwill	541	516
Long-term investments - equity method investments	7,766	8,824
Deferred costs-non-current	379	515
Deferred income taxes - non-current	455	243
Total assets	321,338	273,642

LIABILITIES AND EQUITY
Current liabilities:
Short-term loan (including short-term loan of consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and nil as of December 31, 2011 and December 31, 2010, respectively)	55,193	-
Accounts payable (including accounts payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $1,222 and $1,074 as of December 31, 2011 and December 31, 2010, respectively)	1,487	1,540
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $3,754 and $3,503 as of December 31, 2011 and December 31, 2010 , respectively)	9,313	8,848
Dividend payable (including dividend payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and nil as of December 31, 2011 and December 31, 2010 , respectively)	33,172	77,333
Deferred revenue – current (including deferred revenue of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $6,005 and $5,240 as of December 31, 2011 and December 31, 2010, respectively)	7,745	5,904
Income tax payable (including income tax payable of consolidated VIE and VIE’s subsidiaries without recourse to the Company of $353 and $189 as of December 31, 2011 and December 31, 2010, respectively)	1,902	220
Total current liabilities	108,812	93,845
Deferred revenue-non-current (including deferred revenue-non-current of consolidated VIE without recourse to the Company of $401 and $777 as of December 31, 2011 and December 31, 2010, respectively)	2,204	777
Total Liabilities	111,016	94,622

Noncontrolling interest	$3,880	$520

Equity:
Ordinary shares	29	29
Additional paid-in capital	126,583	118,799
Statutory reserve	17,694	17,324
Accumulated profit	36,401	28,788
Accumulated other comprehensive income	25,735	13,560
Total equity	206,442	178,500

TOTAL LIABILITIES AND EQUITY	$321,338	$273,642

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. Shareholders excludes certain one-time non-cash expenses, such as cost method investment impairment, share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments, and withholding tax expense. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2011	2011	2010
	(in U.S. dollars, in thousands)

Net income attributable to China Digital TV Holding Co. Ltd shareholders – GAAP	$11,465	$10,251	$8,772

Share-based compensation expenses	2,083	1,861	376

Amortization of intangible assets from business acquisitions and equity method investments	88	87	103

Cost method investment impairment	-	-	5,000

Withholding tax expense	-	-	5,380

Net income attributable to China Digital TV Holding Co. Ltd shareholders - Non-GAAP	$13,636	$12,199	$19,631